

July 30, 2025

James Martin
Co-Chief Executive Officer and CFO
Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, WA 98011

> **Re: Cocrystal Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Form 10-K filed March 31, 2025**
> **File No. 001-38418**

Dear James Martin:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024

Item 1. Business, page 3

1. We note several statements throughout your filing that describe your product candidates as "first-in-class" and "best-in-class." Given the early stage of development of your product candidates and the length and uncertainty of the drug approval process, it appears premature to describe your product candidates as potentially being "first-in-class" or "best-in-class." Accordingly, please remove these statements from future filings.

Research and Development Update, page 5

2. We note the inclusion of "Replication Inhibitors" and "Pan-viral Inhibitors" in your pipeline table. Given the early stage of development and limited disclosure related to these programs, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the "Business" section in future filings to provide a more fulsome discussion of these programs, including a description of development activities

conducted. Alternatively, remove any programs that are not currently material from your pipeline table in future filings.

3.   In future filings, please revise your pipeline table to ensure the arrow in each row accurately reflects the current status of the respective program consistent with your disclosure in the rest of the filing. For example only, we note the following:

- The arrow in the first row indicates that your Oral Pb2 Inhibitor CC-42344 program is nearing the end of Phase 2 clinical trials. However, your disclosure on page 5 indicates that the program is still in Phase 2a clinical trials and that you are considering the submission of a protocol amendment for the study.

- The arrow in the second row indicates that your Inhaled PB2 Inhibitor CC-42344 program is at the end of preclinical studies. However, your disclosure on page 39 that "[p]reclinical development is progressing" suggests that you are still in the preclinical phase.

Intellectual Property, page 8

4.   In future filings, please revise your discussion of your patent portfolio to disclose for each material patent and patent application the specific product(s) to which such patents or applications relate, the type of patent protection, the expiration dates and applicable jurisdictions. To the extent material, please also clarify whether you or Merck will hold any future intellectual property related to your Influenza A/B program that was developed in your prior collaboration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expense, page 40

5.   In future filings, beginning with your Form 10-Q for the period ended June 30, 2025, please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. For costs that are not tracked and disclosed by project, please provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. pre-clinical and clinical and by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

General and Administrative Expense, page 41

6.   In future filings, please revise to provide a table quantifying each significant component included in general and administrative expenses, such as employee compensation-related costs dedicated to general and administrative activities, legal fees, audit and tax fees, consultants and professional services, and general corporate expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences